05040698

STATES
HANGE COMMISSION
, D.C. 20549

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...AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTH TEXAS SECURITIES

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13027 TAYLORCREST, P O BOX 79626
(No. and Street)

HOUSTON TX 77279
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. E. HARTUNG 713-464-7076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EXEMPTION BASED ON SECTION 240.17a5(e)(1)(i)(B)
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

RECD S.E.C.
MAR 3 2005

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, FRANK E. HARTUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTH TEXAS SECURITIES CO., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, xxxxxxxxxxxxx:

Facts and circumstances relied upon as basis for exemption from requirement that these statements and schedules need to be audited: since the date of the previous financial statements of the report filed pursuant to Sec. 240.17a5, the firm has not conducted any securities business other than buying and selling evidences of indebtedness secured by mortgage, deed of trust, or other lien upon real estate or leasehold interests, and the firm has not carried any margin account, credit balance, or security for any securities customer.

EDWIN L. WOOLDRIDGE
Notary Public
STATE OF TEXAS
My Comm. Exp. 09-16-2008

Frank E Hartung
Signature

Partner
Title

Edwin L Wooldridge
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECEMBER 31, 2004 STATEMENT OF FINANCIAL CONDITION
SOUTH TEXAS SECURITIES CO. (A PARTNERSHIP)

ASSETS:	
Cash	$ 2,664
Securities	4,630
Total Assets	$ 7,294
PARTNERS' CAPITAL	7,294
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 7,294

Note 1: Accounting Policies. Security Transactions are recorded on settlement dates. Securities are valued at market. No provision has been made for federal income taxes, as each partner is responsible individually for applicable taxes.

Note 2: The Company's net capital and net capital requirement under SEC Rule 15c3-1 were $6,600 and $5,000 respectively.

A copy of the Statement of Financial Condition of the most recent annual examination report of South Texas Securities Co. pursuant to S.E.C. Rule 17a-5 is available for examination at the office of the Company and at the regional office of the S.E.C., Fort Worth, Texas.

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	2,664 [0200]		2,664 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	[0295]		
B. Other	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. Spot commodities	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	4,630 [0460]	[0630]	4,630 [0880]

A. **Exempted securities** [0150]			
B. **Other securities**			
[0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities**			
[0170]			
B. **Other securities**			
[0180]			
8. Memberships in exchanges:			
A. **Owned, at market**			
[0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**	7,294 [0540]	0 [0740]	7,294 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]

from outsiders

[0990]

C. Pursuant to secured demand note collateral agreements:

		[1420]	0 [1730]

1. from outsiders

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners [1020])	7,294 [1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]

D. Retained earnings	[1794]
E. Total	0 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	7,294 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	7,294 [1810]